Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following blog post was published on http://www.newsobserver.com/:

News & Observer: First Citizens Bank deal raises question about future expansion

Posted by David Ranii on June 12, 2014 Updated 17 hours ago

Read more here: http://www.newsobserver.com/2014/06/12/3931241/first-citizens-bank-deal-raises.html?sp=/99/104/1542/#storylink=cpy

Raleigh-based First Citizens Bank’s proposed acquisition of a 176-branch South Carolina bank for at least $637 million raises questions about whether acquiring Fidelity Bank of Fuquay-Varina might be next on the to-buy list.

First Citizens announced late Tuesday that it had agreed to acquire First Citizens Bank and Trust of Columbia, S.C. A striking feature of the deal is that Raleigh’s Holding family owns a controlling interest in both banks.

But the Holding family also has controlling ownership stakes in two other banks: Fidelity Bank of Fuquay-Varina, which has 62 branches in North Carolina and southern Virginia; and Southern Bank of Mount Olive, which has 70 branches in North Carolina and Virginia.

Is Raleigh’s First Citizens interested in buying these banks too?

In an interview Wednesday, Frank Holding Jr., CEO of Raleigh’s First Citizens, declined to discuss the issue.

“We can’t discuss future strategies and plans,” he said. “Right now, this merger is our focus.”

Combining the two First Citizens will create the nation’s largest family-controlled bank with more than 575 branches in 18 states and the District of Columbia.

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.
•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.